Filed by Xylem Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Evoqua Water Technologies Corp. Commission File No.: 001-38272 Xylem to Acquire Evoqua January 23, 2023

Forward-Looking Statements This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements. Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem’s and Evoqua’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the SEC ), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this presentation are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It In connection with the proposed transaction, Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary. Participants in the Solicitation Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2

Presentation Notes • EBITDA on an adjusted basis, see Appendix for reconciliation of adjusted metrics to GAAP • Evoqua financial information from Evoqua’s audited 10-K for the year ended September 30, 2022 • Comparable Xylem financial information as of the twelve months ended September 30, 2022 3

Xylem to Acquire Evoqua in an All-stock Transaction of $7.5B Creates transformative platform to address global water challenges Extends leadership in attractive, growing markets across water technologies, solutions and services Enhances growth opportunities with compelling cost synergies Unites cultures with sustainability at their core Creating World’s Most Advanced Water Solutions and Services Business at Scale 4

Solving the World’s Water Challenges Has Never Been More Urgent Intensifying Challenges Call For Change SCARCITY AFFORDABILITY RESILIENCE Our Vision To create a world in which $750B 40% 2/3 water issues are no longer required to maintain U.S. gap between global water of businesses face substantial a constraint to health, current service levels in drinking 1 3 supply and demand by 2030 risk from water stresses 2 prosperity and sustainable water and wastewater development. Rising costs, Climate risk, Top global risk, fueling conflict inefficient practices economic exposure Delivering Shareholder Value by Serving Customers’ and Communities’ Critical Water Needs Sources: 1 World Economic Forum 2022 2 U.S. EPA 2022 3 McKinsey Water Report 2020; includes risks from direct operations or in value chain 5

We are Re-shaping Our Sector to Address Customer Challenges GLOBAL WATER SECTOR OUR M&A PRIORITIES Essential • Fragmented • Sustainable Addressing Innovating with Building Scale Critical Markets Digital Solutions & Efficiency Building a Powerful Global Platform to Develop and Deliver Innovation at Scale 6

Leveraging Evoqua's Position as a Leading Water Treatment Solutions Provider in North America

Leading Positions in Targeted High Growth End Markets



Life Sciences
Food & Beverage
Power & Renewables
Microelectronics
Municipal Wastewater
Industrial
Utilities

Evoqua Addresses Mission Critical Water Needs through Differentiated Capabilities

- Expansive service and support network
- Digitally enabled outsourced water expertise
- Reuse and recycle
- Emerging contaminants including PFAS

$16B Served Market

7% Revenue growth 4-year CAGR

~60% Recurring services and aftermarket revenues

<2 Hours from ~90% of North American customers

xylem

7

Transaction Expands Xylem’s Platform to Develop and Deliver Water Innovation at Scale A new global platform…uniquely positioned to meet rising water challenges Powerful portfolio of solutions Unmatched breadth and focus on mission-critical needs Unique customer value proposition Integrating technology, services and digital tools Global reach and partnership Strong customer relationships, channels and service network Water innovation engine Sourcing and scaling game-changing innovations in water Meeting the Moment with a Transformational Combination 8

Providing Enhanced Scale and Capabilities to Drive Growth and Profitability w COMBINED Combined Company Highlights REVENUE $5.3B $1.7B $7.1B ADJ. EBITDA* 0.9B 0.3B 1.2B Increases value with $7B+ revenue and $1.2B adjusted EBITDA* ** ADJ. EBITDA MARGIN* 16.4% 17.1% 16.5% 2% 12% Accelerates contribution of recurring revenues 15% 16% END MARKET 50% 41% REVENUE Global reach in resilient, attractive end-markets Utilities across the water cycle Industrial Commercial/Residential 35% 82% 47% Maintains balance sheet flexibility and optionality 10% 8% 18% REVENUE 45% through the cycle 54% 20% 17% BY GEOGRAPHY United States Europe APAC 25% 82% 20% Other Note: Above metrics are based on twelve months ended 9/30/2022 *See appendix for definitions of non-GAAP measures and non-GAAP reconciliations 9 ** Adjusted EBITDA Margin before $140M expected cost synergies

New Platform Unlocks Opportunities for Synergistic Growth… Deepen utility penetration Expand service portfolio with combined portfolio, leveraging Evoqua’s network digital capabilities and expertise Scale industrial offering Expand internationally Combine R&D capabilities with complementary via Xylem’s global footprint for accelerated innovation and technologies & services & channels product development Including Both Organic and Inorganic Opportunities 10

…With Compelling Cost Synergies Leveraging Combined Scale Enhanced purchasing power of combined base PROCUREMENT Logistics and freight savings Synergy Impact FOOTPRINT & Optimize office and branch footprint $140M NETWORK Increase utilization of manufacturing facilities OPTIMIZATION of expected run-rate cost synergies within three years Public company costs ENABLING FUNCTIONS Functional support efficiencies 11

Transaction Expected To Create Significant Value for Stakeholders

TRANSACTION CONSIDERATION

All-stock transaction at a 0.480 exchange ratio, implying an Evoqua enterprise value of $7.5B

- → Exchange ratio implies a value of $52.89 per share or a 29% premium*
- → Transaction values Evoqua at ~17x 2022A Adj. EBITDA** (ending 9/30/22) post-synergies***
- → Evoqua shareholders expected to own approximately 25% of the combined company

FINANCIAL IMPACT

Combination expected to create considerable value for Xylem and Evoqua shareholders

- → Run-rate cost synergies estimated at $140M
- → Significant combined cash-flow generation supports continued strategic organic and inorganic investments

All stock transaction maintains balance sheet flexibility to pursue further inorganic growth and optimize the long-term capital structure

TIMING & GOVERNANCE

Expected to close mid-2023

- → Subject to approval by Xylem shareholders of the issuance of Xylem shares in connection with the transaction and the approval of Evoqua shareholders, the receipt of required regulatory approvals and other customary closing conditions
- → Two Evoqua Directors will be appointed to Xylem Board

Complementary Capabilities Unlock Organic and Inorganic Growth Options

* Based on Xylem and Evoqua closing prices as of January 20, 2023
**See appendix for definitions of non-GAAP measures and non-GAAP reconciliations
***Assumes $140M cost synergies within three years

xylem 12

Xylem to Acquire Evoqua in an All-stock Transaction of $7.5B Creates transformative platform to address global water challenges Extends leadership in attractive, growing markets across water technologies, solutions and services Enhances growth opportunities with compelling cost synergies Unites cultures with sustainability at their core Creating World’s Most Advanced Water Solutions and Services Business at Scale 13

Andrea van der Berg, VP, Investor Relations Trent Roach, Director, Investor Relations Jacob Frisbee, IR Associate, Finance Leadership Development Program NYSE: XYL Thank you. Xylem Investor Relations Website LinkedIn | Twitter | Facebook | YouTube | Instagram

Appendix

Appendix Xylem Inc. Non-GAAP Measures Management reviews key performance indicators including revenue, gross margins, segment operating income and margins, orders growth, working capital and backlog, among others. In addition, we consider certain non-GAAP (or adjusted ) measures to be useful to management and investors evaluating our operating performance for the periods presented, and to provide a tool for evaluating our ongoing operations, liquidity and management of assets. This information can assist investors in assessing our financial performance and measures our ability to generate capital for deployment among competing strategic alternatives and initiatives, including but not limited to, dividends, acquisitions, share repurchases and debt repayment. These adjusted metrics are consistent with how management views our business and are used to make financial, operating and planning decisions. These metrics, however, are not measures of financial performance under GAAP and should not be considered a substitute for revenue, operating income, net income, earnings per share (basic and diluted) or net cash from operating activities as determined in accordance with GAAP. We consider the following items to represent the non-GAAP measures we consider to be key performance indicators, as well as the related reconciling items to the most directly comparable measure calculated and presented in accordance with GAAP. The non-GAAP measures may not be comparable to similarly titled measures reported by other companies. “EBITDA” defined as earnings before interest, taxes, depreciation and amortization expense. “Adjusted EBITDA” reflects the adjustments to EBITDA to exclude share-based compensation charges, restructuring and realignment costs, gain or loss from sale of businesses and special charges. Adjusted EBITDA Margin defined as adjusted EBITDA divided by total revenue. “Realignment costs” defined as costs not included in restructuring costs that are incurred as part of actions taken to reposition our business, including items such as professional fees, severance, relocation, travel, facility set-up and other costs. “Special charges defined as costs incurred by the Company, such as acquisition and integration related costs, non-cash impairment charges and both operating and non-operating adjustments for costs related to the UK pension plan buyout. 16

Xylem Inc. Non-GAAP Reconciliation EBITDA & Adjusted EBITDA ($ Millions) Twelve Months Ended September 30, 2022 Total Net Income 319 Net Income margin 6.0% Depreciation 111 Amortization 124 Interest Expense (Income), net 39 Income Tax Expense 58 EBITDA 651 Share-based Compensation 36 Restructuring & Realignment 24 U.K. Pension Settlement 140 Special Charges 23 Loss/(Gain) from sale of business (1) Adjusted EBITDA 873 Revenue 5,339 Adjusted EBITDA Margin 16.4% 17

Appendix Evoqua Non-GAAP Measures The Company reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). However, management believes that certain non-GAAP financial measures provide users of the Company's financial information with additional useful information in evaluating operating performance. We use the non-GAAP financial measures listed below in this presentation to help readers in evaluating the strength and financial performance of our core business. The presentation of this additional information is not meant to be considered in isolation or as a substitute for GAAP measures. “EBITDA” defined as earnings before interest, taxes, depreciation and amortization expense. “Adjusted EBITDA” reflects the adjustment to EBITDA to exclude certain other items, including restructuring and related business transformation costs, purchase accounting adjustment costs, share-based compensation, sponsor fees, transaction costs and other gains, losses and expenses. Adjusted EBITDA margin defined as adjusted EBITDA as a percentage of revenue 18

Evoqua Adjusted EBITDA Reconciliation – FY 2022

($ in millions)

	Q1'22	Q2'22	Q3'22	Q4'22	FY2022
Net income	**$ 6.1**	**$ 7.4**	**$ 17.6**	**$ 41.3**	**$ 72.3**
Income tax expense (benefit)	1.6	2.2	5.0	(11.9)	(3.0)
Interest expense	6.6	10.0	8.4	9.7	34.7
Operating income	**$ 14.3**	**$ 19.6**	**$ 31.0**	**$ 39.1**	**$ 104.0**
Depreciation and amortization	28.6	32.6	32.7	33.7	127.6
EBITDA	**$ 42.9**	**$ 52.2**	**$ 63.7**	**$ 72.8**	**$ 231.6**
(A) Restructuring and related business transaction costs	1.4	1.8	1.9	1.3	6.4
(B) Purchase accounting adjustment costs	—	2.6	1.6	—	4.2
(C) Share-based compensation	5.3	6.1	5.8	6.3	23.5
(D) Transaction costs	0.9	4.0	0.1	3.1	8.1
(E) Other losses (gains) and expenses	3.8	6.5	3.9	9.7	23.9
Adjusted EBITDA	**$ 54.3**	**$ 73.2**	**$ 77.0**	**$ 93.2**	**$ 297.7**
Revenue	$ 366.3	$ 426.7	$ 439.3	$ 504.8	$ 1,737.1
Net income as a % of Revenue	1.7 %	1.7 %	4.0 %	8.2 %	4.2 %
Adjusted EBITDA margin	14.8 %	17.2 %	17.5 %	18.5 %	17.1 %

(A) Primarily comprised of severance costs, relocation costs, recruiting expenses, certain non-cash charges and third-party consultant costs associated with the restructuring initiatives to reduce the cost structure and rationalize location footprint following the sale of the Memcor product line, the two-segment realignment and other various restructuring and efficiency initiatives.

(B) Represents adjustments for the effect of the purchase accounting step-up in the value of inventory to fair value recognized in cost of goods sold as a result of the acquisition of the Mar Cor Business.

(C) Represents share-based compensation.

(D) Removal of expenses associated with recent acquisitions and divestitures and post-acquisition integration costs including adjustments to earn-outs.

(E) Deduction of gains and add back of losses associated with foreign exchange and other unusual business gains and expenses primarily consisting of legal fees incurred in excess of amounts covered by the Company's insurance related to securities litigation and SEC investigation matters, expenses related to the COVID-19 pandemic, and amounts related to the sale of the Memcor product line.

xylem 19

Andrea van der Berg, VP, Investor Relations Trent Roach, Director, Investor Relations Jacob Frisbee, IR Associate, Finance Leadership Development Program NYSE: XYL Thank you. Xylem Investor Relations Website LinkedIn | Twitter | Facebook | YouTube | Instagram